File No. 024-10957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

NOWIGENCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

7370

(Primary Standard Industrial

Classification Code Number)

New York	45-2891478
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

418 Broadway, 2nd Floor, Albany, NY 12207

704-275-8546

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Nowigence, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Overview

Nowigence, Inc. is an early growth company incorporated in the state of New York in August 2011. Our principal executive offices are located at 418 Broadway, 2nd Floor, Albany, NY 12207. Our technology centers are in Charlotte, NC and Noida, U.P. in India. Our telephone number is 704-275-5522.  Our website is www.nowigence.com, the contents of which are incorporated by reference into this Offering Circular.

From its early days, Nowigence has worked with pioneers and stalwarts in the fields of machine learning (ML) and natural language processing (NLP). In doing so, the company was asked to solve the big problem of the information age — too much data for it to be processed manually.

Nowigence Inc. is an innovative software-as-a-service (SaaS) company focused on developing and bringing to market Pluaris™ — a comprehensive, ready-to-use artificial intelligence (AI) platform. Pluaris delivers the combined power of an intelligent reader along with a smart search engine. It works 24/7 reading and analyzing relevant content as it is being created in various public and private data sources on topics that one reads either because one enjoys them or because they need to know the information to fulfill job tasks or other responsibilities.

Contemporary search boxes found in apps, cloud data storage tools, intranets, or company websites are keyword based. They do not open and read the content of the files to deliver answers or analyze content but only find those that contain the keyword in the title line of the files.

Pluaris replaces contemporary search boxes with an innovative smart search and an intelligent reader.  It opens relevant files stored in tools and databases to which it is integrated while searching for information. It is an intelligent reader using Machine Learning (ML) and natural language processing (NLP) techniques to analyze the content it reads. Data is transformed, linked, taxonomized, and optimized for storage, analysis, and synthesis.

Pluaris is an end-to-end, fully automated, data-science product, offering data-at-scale capabilities mimicking the human process in its ability to learn. It provides precise answers to questions asked, analyzes different perspectives, discovers new connections, and creates organized and nested notes. As a result, Pluaris allows teams to work collaboratively from anywhere in the world to share and draw informed conclusions.

Mission

Nowigence specializes in linguistics and computer science. It is the creator of Pluaris™ — an off-the-shelf, cloud-based, artificial intelligence (“AI”) platform that automates intelligent reading while searching for information in real-time for large datasets.

The key objective for Pluaris is to replace contemporary keyword search techniques found in apps, cloud data storage tools, intranets, or company websites. Contemporary search boxes do not open and read the content of the files to deliver answers or analyze its content while conducting the search. Pluaris does. As a result, its subscribers say that it saves varying amounts of time daily, but many say that the savings is over an hour daily. It is dependent on usage.

Products and Services

About the Product and its Functionalities

In the modern world, there is a need to consume a tremendous amount of text and transcript-based information for both personal and professional use. This need is met with exceptional challenges due to:

Information Overload: For virtually any significant topic, the amount of textual information available and continually generated is vastly more than can be consumed by an individual

Pervasive Distractions: In the era of modern technology, new inputs such as instant messages, e-mails, social media and short attention spans often lead to the disregard of information considered too long and complex to read

Highly Imperfect Human Recall: Information that is read is easily forgotten and, while key insights may be retained, the details are almost certainly lost

Data Sharing/Translation: Working in teams often finds colleagues researching the same content and other times information acquired by one individual is lost in translation when communicating with others

Pluaris is designed as a user-friendly platform, requiring no technical expertise or extensive training while avoiding structured or rigid methodology. As a result, Pluaris is adaptable to the unique needs by which individuals absorb knowledge and may be utilized across a variety of different functions and sectors. By leveraging the capabilities of Pluaris’ state-of-the-art no-code editing, organizations have the flexibility to improve and tailor results without hiring data scientists. Further, real-time information retrieval, meaning instantaneous delivery of outputs at the click of a button, ensures the client never misses any piece of intelligence.

Pluaris does not simply gather information. The platform was built over three years by a Nowigence team of experts and is designed to understand the context of every sentence it reads. In cases where Pluaris does make an error in contextual interpretation, the user can correct it, instantly giving the correction precedence over the ML’s algorithmic outputs. This removes the biggest criticism against AI/ML platforms, which is that annotating data and developing training datasets to build models takes too much time and effort from internal teams.

Its features and functionalities are:

―Integrating with IT Tools/Techniques using REST APIs to make Pluaris a part of the Customer’s Ecosystem than as an additional IT product

oWith many pre-built connectors

oOr, configure new REST APIs if pre-built connectors have not been coded for new IT tools used by the client.

―Public Data Sources (pre-built)

oAdditional public data sources connectors if required can be developed.

― Upload URL, Text and File Instantaneously (File format supported are GoogleDocs, .pdf, .jpeg, .jpg, .pnp, .docx, .txt)

―High Precision Information Retrieval Engine with two capabilities:

oAsk Me – Provides a specific answer to a specific question

oBenchmarking – Provides answers on a topic from multiple documents

oCapability to handle different types of data

▪Unstructured (aka, text, images)

▪Structured (tabular and .csv)

―Core Insights Discovery AI Engine

oSummarization

▪Key Insights Extraction (Delivers “what” are we talking about)

▪Key Drivers (the reasons for the ‘whats”)

▪Annotation delivered through supervised learning models of named entities, time, monetary and ordinal entities.

―Indexing and Categorization

―Relational Risks and Opportunity Analysis

―Unique Dictionary Build-Up of Customer

―Top movers (trending topics) and mentions (frequent topics) overview

―User controlled edits for categorization

―Notification and Alerting

―Report Generation

―Smart Notepad

―Sharing and Collaboration

COMMERCIALIZATION UPDATE

Nowigence started selling even during the product development phase to marquee enterprises. Early adopters were Owens Corning, Wacker Chemie, HDFC Bank, Mahindra Holidays, Standard Cooper, Tech Mahindra, and others who provided valuable feedback to improve the product features.

Over the course of product development, the company introduced its beta product in 2020 but then launched its first commercial fully automated product in October 2021.

It has tested several markets to find the best product fit.

Pluaris is pre-built with supervised and unsupervised machine learning (ML) and natural language processing (NLP) models.

There exists a huge opportunity for Pluaris to cut through information overload and bring critical data to individuals, teams, and enterprises.

It serves two different types of markets – as a stand-alone product directly targeting consumers and to enterprises when integrated with other IT tools like data storage solutions (One Drive, Google Drive, SharePoint, and Dropbox), CRMs (like Salesforce, Oracle Siebel), Instant Messaging (like Slack), email, and others.

There is a low-price, high-volume commodity market as a stand-alone platform.

The first is the newsletter editors, journalists, and authors who look at Pluaris as a repository of all news stories published in the world. They set-up Pluaris and it becomes an auto information gatherers and synthesizers, helping them save between 1 and 3 hours of work every day.

The second commodity market is one of community knowledge banks. Pluaris creates a knowledge bank from internal and external data sources serving communities that have common interests, e.g., healthy living, sustainable development, climate change, students, and educators. The quality and interaction and learning from other members is enhanced. The time taken to learn is reduced with the richness of the content and interaction between like-minded community.

Enterprise market is a high-priced and high-volume market. We are now at the stage to integrate Pluaris with commonly used IT tools to replace keyword search and synthesize intelligence on the topic selected by reading multiple documents from different tools while conducting search.

PRODUCT TECHNOLOGY

Unique Differentiation

Our view of the market is that AI using ML/NLP techniques is currently a project-based service industry. Clients hire coding engineers, data scientists and project managers to scope the requirements of a specific use case in the form of technical specs which is then converted into a solution. This consultancy-based approach is not scalable. From a customer’s perspective it is expensive, time-consuming and does not guarantee success.

Nowigence has created Pluaris, a subscription-based SaaS product platform that quickly adapts to the needs of its users. Pluaris is used across different functions and sectors. This product approach allows the client-side users to work with the product from Day One. Some delivery outputs useful for the end-users will require configuration at additional costs. This however does not require a huge budget or big project plans.

The second aspect that is unique is that Nowigence is among the first few companies that allow users direct access to the database. Most other cognitive information retrieval engines allow access from an intermediate interface where human-controlled quality screening have already ascertained the accuracy of the results. Operating directly from the database provides two main benefits for the users. The first is that the output is in real-time or near real-time depending upon the frequency at which the data is refreshed. The second is that data anomalies are detected faster and are corrected in the database to prevent propagation of erroneous data. Our algorithms allow users to get to quality outputs faster than other competitive service offerings.

Product Differentiation

Granularity - Most companies in this space work on a specific use case and train the machine for a few words or phrases that are needed to deliver the output. Pluaris breaks down every sentence into its grammatical components. This is similar to the way we, as humans, developed our linguistic skills through our schooling years. With the right mix of manual and automated extraction, we teach computers faster than ever before and better than any other company. We are precise with information retrieval. We use a combination of keyword search (the traditional search technique prevalent today in most apps where the exact match of one word or more is used to search for content within or across a collection of documents/files) and semantic search (it not only finds keywords, but determines the intent and contextual meaning of the words a person is using when searching).

Scalability – Pluaris is scalable having successfully delivered value through pilots in Business, Sports, Healthcare and Education. The business opportunity in each sector is significant. Our proprietary processes extract many more major and minor entity categories and events regardless of the sector, allowing the users to train the linguistic models related to their sector-specific jargon quickly and in near real time. This allows us to gain high accuracy on Day One and improve it quickly to increase the accuracy within a short period of time. In addition, while many machine learning models are trained at the corporate-level, we offer parameter optimization to our customers at a user-level for tailored predictive models. With Orion Innovation as our first major channel partner, we are serving clients from different sectors as proof of our large-scale data processing capabilities across sectors.

Versatility – Pluaris follows the steps typically used by humans as part of their decision-making process. It is designed to ingest data from different tools through API integrations. It processes data during information retrieval to help users understand the content via our signature summarization feature; delivers critical insights of minor and major named entities; and categorizes content as a risk or opportunity for the user. A user is able to ask any questions to dig deeper from public or private data sources, benchmark alternative options, and allows users to checkmark relevant points that get routed to a smart notepad allowing for user-created outputs. The same sequence is used when working on pilots. The process demonstrates the capability of Pluaris to deliver the required data, which is then automated to meet different requirements of the users. Pluaris is versatile; its foundation is built based on process-thinking, allowing control by the user and innovative technologies in linguistics and data analytics to deliver value.

Market Opportunity

The last major invention was the Internet in the early to mid-90s. This triggered the start of the third industrial revolution. Prior to the Internet, steam and electricity were major revolutionary inventions.

The Internet ushered in new industry segments, created new jobs, and fueled the global growth engine lifting millions of people from poverty.

New industries like e-commerce (e.g. Amazon, e-Bay), the cloud (Microsoft Azure, AWS), cellphones (e.g. Apple, Samsung, Android) or 4G Network Providers (Ericsson and Nokia Siemens), social media (LinkedIn, Facebook), streaming (Netflix, Prime), and SaaS (Salesforce) emerged. These companies were all developed from the invention of the internet.

We believe that we are now at the dawn of the fourth industrial revolution with AI. It has a high component of technology innovation unlike any previous inventions. Like the other industrial revolutions, it has the power of accelerating the growth of the overall global GDP. McKinsey’s study states that AI could account for $3.5 to $5.8 trillion in annual value, or 40 percent of the value created by all analytics techniques

(https://www.mckinsey.com/featured-insights/future-of-work/ai-automation-and-the-future-of-work-ten-things-to-solve-for).

In the early 90s, businesses were faced with a different problem. There was no data to help businesses to globalize. Connectivity was an issue; the Internet was just being born. A divided Europe with its multiple countries and currencies, a non-existent Enterprise Resource Planning (ERP) solution (SAP was a struggling company then) and a distant and eclectic Asia were all barriers to overcome in the pursuit of global growth.

Now, we have too much data – the enormity clutters our minds. It slows decision-making and as a result it stunts growth.

The industry landscape is expected to go through a major transformation in the next decade – Energy (from Hydrogen), Crypto, Blockchain, IOT, Faster Transportation – SpaceX (for inhabiting Mars), Virgin Galactic (for faster cross-continental travel), Driverless Cars, Locomotives, Cybersecurity, and others.

With this magnitude of change in the pace of business, humans will need an AI Robot to read, digest and analyze data when searching for information. This is where Nowigence expects to play a significant role.

Pluaris users include:

Educators, Learners, and Publishers of Interactive Community Knowledge Banks: In a recent report titled "Digital 2022 – Global Overview," published by the Tribune, it is said that people between the ages of 16 and 64 spend a daily average of 7 hours on the Internet. Wikipedia estimates this age group to be 74% of the world’s population of nearly 8 billion people.  Pluaris is helping create interactive community knowledge banks for people to save time and improve their quality of learning for specific subjects or topics. The first one being set up is on “healthy living”.

Knowledge Workers: Gartner estimates there are more than 1 billion knowledge workers worldwide as of December 2019. According to a McKinsey report, employees spend 1.8 hours every day searching and gathering information. Nearly all data generated in businesses is in the form of language, but few today have the resources to leverage it. Pluaris, with its basis in data science, synthesizes knowledge from information assisting users to accelerate the pace of problem-solving and decision-making.

Nowigence offers subscription-based pricing to educators, researchers, learners, and publishers of Community Knowledge Banks. Subscription prices are nominal but vary depending upon the volume, variety, velocity, and frequency of accessing large data sets.

Prices vary depending on the scope for small, medium, or large organizations. Typically, the business model has a one-time setup fee to taxonomize and link extracted entities which are user-specific jargon. An additional fee is charged for scoping and integrating Pluaris with the currently used enterprise tools. Subsequently, a monthly subscription fee is charged.

In 2020, the amount of data in the world was estimated at 44 zettabytes. By 2025, the amount of data generated each day is expected to reach 463 exabytes globally. Reading intelligently while searching for information is going to become an even bigger problem. Nowigence is targeting opportunities across the rapidly growing cognitive computing and personal knowledge management (PKM) markets. An alternative viewpoint too, according to Allied Market Research, the cognitive computing market alone was valued at $8.87 billion in 2018 and is projected to reach a value of $87.39 billion by 2026. This represents a CAGR of 31.6% from 2019 through the end of the forecast period. The opportunity is huge.

COMPETITION

There are different levels of competition both internally from the data science team in client’s organizations and externally from myriads of competitors who consult as data scientists on project basis to automate workflows using AI for specific use cases.

They start from scratch using open-source tools or libraries like:

Spacy (https://spacy.io/), NLTK (https://www.nltk.org/) , Allen NLP (https://allennlp.org/)  and Text Blob (https://textblob.readthedocs.io/en/dev/).

There are many big companies too that offer middle-of-the-value tools that provide a starting point with average accuracy but need data scientists to write their own optimization code to gain better accuracy or create outputs. This takes time. Gartner states that 60% of developments do not see the light of day. Key Tech Players in this space are Microsoft Azure Cognitive Engine, Cloud Natural Language – Google Cloud, Amazon Comprehend, IBM Watson.

There are also many niche solutions focusing on specific use cases like Einstein (from Salesforce), Artesian, Klue, Attivio, Evernote, Coveo, and Elastic. Details are provided below on the capital they have raised, their employees and annual revenues.

However, Nowigence provides an advanced AI Search and Insight Engine, that seamlessly integrates with a variety of platforms and systems users already use today. Unlike other information retrieval platforms, Pluaris uses semantic search for increased precision. Semantic search considers the intent and contextual meaning of search phrases when serving content to users, not just the exact key word match. In addition, the platform has both extractive and interpretive data analysis capabilities whose accuracy improves with time as users use built-in options to improve accuracy with their specific jargon when extracting content (we call it linguistic training). Pluaris is not just about innovative techniques and proprietary coding. It maps the way that we, as humans, evaluate data. Said simply, we search for information, look at various options to select the best option, evaluate risks and opportunities and then communicate with a team to implement the plan. Pluaris is built along the same process flow. As it ingests and digests data from various IT tools, the platform is useful from day one and offer a high ROI.

General Overview

The COVID-19 pandemic has impacted global economies, resulting in workforce and travel restrictions. The factors began having adverse impacts on our operations, financial performance, liquidity as well as on the operations and financial performance of many of our customers.

We have taken steps to protect the health and safety of our employees and maintain business continuity. We are working from home offices till such time that we consider it safe for team members to work from the office.

Management Team

Nowigence has a highly experienced leadership team with decades of experience building successful technology companies

Mr. Anoop Bhatia is the Chairman, President and CEO of Nowigence. He was instrumental in starting the first wholly owned subsidiary for any foreign holding in India. This was for General Electric, his former employer. In the mid-90S, he was then transferred to Europe to grow GE Silicones business in the early days of globalization. He has worked in many countries and brings global connections.

Mr. David L. Evans is officiating as VP-Finance and serves as an Officer and on the Board of Directors. His prior experience includes serving as a managing director for UHY Advisors LLC, a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants, as well as a past president of the Estate Planning Council of Eastern New York.

Dr. Gordon Haupt is the Chief Technology Officer. He brings more than 20 years of experience building and leading diverse engineering and operations teams, as well as a strong technical background in machine learning, signal processing and statistical data analysis.

Employees

As on December 1, 2021, we had a total of 8 full-time employees. We also work with business consultants, marketing and PR professionals, accountants, auditors and other. None of our employees are covered by collective bargaining agreements and we consider our relations with our employees to be good.

Marketing & Partnering Plan.

Nowigence is working with strategic partners to penetrate the market. It has appointed sales channel partners in Middle East, North Africa, U.S.A., and India. Through, its subsidiary in India, the company is trying to get a stronghold with State and Government Owned entities. The Government of India has a strategy of privatizing many of the State-owned entities. Digitization is also on the top of the agenda for most of the entities in public and private sectors especially after the COVID pandemic.

The company is testing the market for a B2C product introduction. It is conducting trials with colleges to help faculty members and students amass tremendous amount of information in a short period of time. Teachers and students are constantly researching. Teachers assign project work to explore their students’ understanding of fundamentals, interpretations, decisional choices, and their abilities to communicate effectively. Pluaris allows students and teachers alike, to work together and collaborate in real-time. Teachers see the quality of their students’ work improve drastically. With smart notetaking, students not only improve their knowledge today, but also help the next generation learn, adapt, and grow as well.

After the funding round, the company intends to hire its own sales and marketing team to augment the efforts of the strategic partners. Additionally, it will seek out technical partnership with Microsoft, AWS, Salesforce, Genesys and others to be on their App Stores and Platforms for their customers to use pre-built connector and deploy Pluaris easily.

Operations Plan

We launched our commercial scale fully automated in late 4Q of 2021 and have been conducting trials with potential customers. The feedback is positive and encouraging. Previously, our early adopters had whetted the value proposition for the legacy prototype platform. As a result of the continued support from early adopters, we earned a small stream of revenues.

Like other companies in their early phase of development, we experienced the fall-out of COVID 19. Even the launch of the commercial scale platform was affected due to Omicron, a variance of Corona Virus. Managing cash to sustain operations became a priority.

However, we are now ready to scale and grow our operations. On the 30th of September, we received our qualification from the SEC for a continuous offering for a continuous offering to raise $50M during a period of 730 days from the qualified date. This offering is under SEC Regulation A+ 251(d)(3).

The company expects to raise funds in phases and use the proceeds to grow organically and globally.

Revenue Plans

There is a significant potential for Pluaris to cut through information overload and bring critical data to individuals and enterprises. We are still in an early stage of growth. Many trials of the product targeting various segments of the markets have been conducted successfully.

Nowigence has customized its platform to cater to the needs of a variety of users, including an enterprise customer interested in tracking news and events in the telecom industry. In less than a week, Nowigence was able to quickly create and fine-tune a list of monitored topics, resulting in the team’s access to an annotated and industry-specific news feed.

In another case, Pluaris was useful to an employee of one of the world’s largest aluminum mining companies tasked with preparing talking points for her manager for an upcoming investor meeting. Using the platform, she built a comprehensive database of documents, including notes, transcripts, speeches, question-and-answer sessions, annual reports, and internal documents, some of which were from previous investor meetings. Through the platform’s dashboard and using various filters, she was able to quickly explore that database and pull the information together in a Pluaris Notebook to share directly with her supervisor.

Pluaris has further proven valuable in individual and personal-use cases. For example, a customer who was already using the platform for business intelligence decided to use his account to make improvements in his health after he received a report from his doctor of a high fasting blood sugar level. After uploading a few research reports, reviewing the summaries, and exploring the annotated labels, the user set up Pluaris to monitor topics such as “lowering fasting blood sugar” and “low glycemic food.” From those results, he built an action list of daily habits for diet and fitness and, within two months, brought his fasting blood sugar level back down.

The onset of COVID has caused delays in the development and sales of our platform. We have successfully completed or are in the process of completing pilot trials in major companies, educational institutions, and knowledge workers.

Research and Development

Since our inception in August 2011, and particularly from 2017 onwards, we have been primarily focused on developing our software.  We intend to invest in more research and development activities with the proceeds of this Offering and to market our product and to continuously improve, innovate, and add new features to our software.

We intend to deploy new features, functionality, and technologies through regular software releases or updates in order to minimize disruption and provide for constant improvement.  Once product improvements are identified, we intend to design, develop, test, and launch a solution.

Intellectual Property and Trade Secrets

We do not have any patents, trademarks, copyrights, or licenses except for the trademark of our name and logo.  We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition, our technology (source code and infrastructure) is encrypted under a secure socket layer (SSL) with access permitted only to critical team members within Nowigence. Users of our software also have no ability to access the source code of our algorithm because it resides ONLY within the encrypted infrastructures inside our company’s “virtual walls.” Further protection is also since our software is ONLY offered as a subscription, not as a license. The subscription method uses a monthly payment plan via a cloud-based delivery (i.e., our predictive modules execute on the server side). This method prevents ANY user from accessing the source code.

We currently own the domain [www.nowigence.com] and intend to trademark other aspects of our messaging as needed.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business solutions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. They can also require our clients to modify their applications, which may have an influence on the Company. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related companies generally or result in reductions in the demand for Internet-based solutions such as ours.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nowigence, Inc. was formed in the State of New York in August 2011. The Company principal executive office is at 418 Broadway, 2nd Floor, Albany, NY 12207. Our technology centers are in Charlotte, NC and Noida, U.P. in India.

Nowigence Inc. is a global software solution company with a uniquely flexible and sector agnostic AI-powered solution that reads intelligently when conducting semantic searches. Through novel machine learning and natural language processing techniques, it automates the way businesses retrieve, interpret, and summarize massive amounts of data for reduced error and quicker, more informed decisions. It’s rapid and highly automated platform offers easily configurable add-ons to a standard off-the-shelf offering.

Since inception, the Company has successfully developed and sold the product to marquee customers and is ready to scale.

Operating Results

The acquisition of an Indian company, Nowigence India Private Limited was completed on January 18, 2019. Since the year-end of 2019, the company has submitted consolidated financials.

COVID-19 caused delays. However, with the support of our shareholders, employees, Board of Directors, and new investors, we were able to sustain our operations during the last two years.

As of December 31, 2021, the annual revenue of Nowigence Inc. remained low. The industry in general in our space of specialization is more focused on seeking investments to develop their products. We remained focused on product development for most of 2021. Our commercial scale product was launched in the 4th quarter of 2021. But the world was reeling under the onset of Omicron, a variance of COVID-19. It became difficult till the end of February of 2022 to focus on accessing new customers.

We generated revenues of $44,137 in the year ending 2021 as compared to 2020 wherein we had generated $51,244 in revenues. Our operating loss of the year ending as of December 31, 2021 was $919,229 resulting is a retained deficit of $3,584,520. We had a foreign exchange currency translation adjustment of $38,865 which resulted in a comprehensive net loss of $880,364. As in 2020, our operating loss was $873,044. The increase in operating loss in 2021 was because we outsourced technology development to bring speed in product development. We ran many pilots that were successful during the year. We were successful in finding our target customers in both the consumer space where Pluaris operates as a stand-alone product as well as the enterprise market where Pluaris is integrated with many tools like CRM, Instant Messaging, Email, Cloud Data Storage Solutions like One Drive or Google Drive.

We are delayed in execution due to COVID. However, we were able to sustain our operations during 2020 and 2021 with the support of our private investors, employees, and service providers. Nearly 80% of our costs is in technology resources currently. We have spent very little in sales, marketing, or PR. As of December 2021, we signed up with Investor Brand Network to help us with digital PR to promote us with syndicated network of investors. This focus on digital marketing and PR has continued every month since then.

We invested in product development with the support of our employees who took part of their compensation in stock but continued to work despite our weak cash position. Also, our Chief Technology Officer worked as a contractor in 2021 as was mostly compensation in stock rather than cash.

In 2022, we anticipate that we will increase our spending on product development integrating Pluaris with other IT tools and solutions used in enterprises daily by our target users.

As on the 30th of September, we received our qualification from the SEC to raise a maximum of $50 million within a price of between $3 and $5 per share over two years, extendable by one year, pursuant to Rule 251(d)(3) and 253(b) under Regulation A+.

We recently were approved and uplifted to OTCQB stock exchange.

We have deployed the funds that we raised in product development. However, we had marquee customers as early adopters who were testing and providing us with valuable feedback all through our product development phase. This allowed to test the acceptability of Pluaris in our key target markets at different price levels.

We are now gaining traction in both the stand-alone market where Pluaris is used as a tool by itself to serve the consumer market and the enterprise market where knowledge workers are using Pluaris with integration to existing IT tools that they use currently.

This approach has led us to categorize our market into three tiers. The first is a high-volume low-price market targeting journalist, newsletter editors, authors, social entrepreneurs, and the like. The second is also a high-volume, low-price market offered as subscription per month per user and targets knowledge workers like students, educators, health and wellness readers, libraries, and the like that want to help their readers amass more intelligence while searching for information on any topics. The last one is the enterprise market that is a high-volume and high-price market which processes large amount of data synthesizing intelligence from data that resides in many IT tools and solutions by integrating Pluaris to them.

We have already started billing with fresh orders in 2022. We have so far delivered a dollar of sales for every 9 dollars invested. We believe that this ratio is better than most of the other software companies that either create transformation businesses due to technology or processes innovation. We expect to accelerate and grow our revenues in the next 15-18 months. If we receive the funding that are under negotiations, then we will be able to market Pluaris to increase its traction with the target users. Our plan is to deliver a dollar of sales for every 4 dollars invested in the company over the course of the next 12-18 months. Growth comes with a spend and we are now seeking funding to grow our markets.

Liquidity and Capital Resources

Since the Company’s inception, the Company strategy was to seek private investment through its friends and family.  Even though, it adopted a conservative strategy to capital infusion, it was successful in raising the capital in exchange for its stocks that was required in product development and sustaining its business during the pandemic. The total raised since the start of our operations, excluding offering costs till the 31st of December 2021 is $3,758,782. During the course of 2021, we raised $344,600 in equity and also issued stocks valued at discounted prices for $402,025. These stocks were issued to employees, advisors, and service providers who continued to work to help us through the product development phase despite liquidity issues due to delays with COVID. In total, during 2021, the equity contribution for supporting the business objectives was values at $746,625. In 2021, the company was able to generate $182,996 from additional debt financing.

In 2021, the company, based on ASC718, used their recommended basis to evaluate the shares that it issued to its advisors, employees, and Board members for the advisory services they provided during the year. This resulted in an additional paid-in-capital of $402,050.

As of the 31st of December 2021, the company had issued a total of 29.7 million Class A Common Stock. The number of authorized shares in Class A Common Stock is 700 million. Of the ones issued, 44% are available as float. The company has followed a conservative approach in raising capital. Similarly, a total of 37.9 million Class B Common Stock have been issued to its Founder from a total of 200 million authorized.

As of December 31, 2021, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. However, the Company showed its resilience to sustain its operations all through from the very start when it first invested starting with nearly $100,000 from its Founder.

In management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months. We are now focused on the sales side and are working with several clients to close deals. At the same time, we are at the final phase of executing on our strategy to seek public financing by listing our stocks “NOWG” on the OTCQB exchange. We received our approval to list on the exchange recently.

Upon the qualification of the Offering Statement of which this Offering Circular is a part, the Company plans to pursue its business plan. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's objective of its plan will be adversely affected, and the Company may not be able to pursue such plans if it is unable to finance such operations. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company.

We are highly dependent upon the success of this Offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth and establishment stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At such time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds via a private placement of its equity, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Nowigence also received qualification as on the 30th of September of 2021 from the SEC to raise a maximum of $50,000,000 as a continuous offering for a period of 730 days, extendable by another 365 on the request of its Board of Directors at a price range of $3 and $5 per share.

Off-Balance Sheet Arrangements

As of December 31st, 2021, we did not have any off-balance sheet arrangements.

Item 3. Directors and Officers

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First
			Appointment
Executive Officers and Directors(*)

Anoop Bhatia	Chairman of the Board and Chief Executive Officer	60	August 2011
David Evans	VP – Finance, Officer	68	February 1, 2019
Tracy Metzger Ian Moore	Director Director	60 62	February 1, 2019 July 18, 2019

Officers and Directors

Anoop Bhatia,

Chairman, President and CEO

Nowigence Inc.

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is the Founder of Nowigence since 2015. Previously, from 2012, Anoop worked as a global operation strategic transformation leader for Momentive Performance Material (Formerly GE Silicones). He has worked for over two decades in various GE companies across different countries - from the United States to India, The Netherlands, Germany. Anoop had played a key role in establishing GE Silicones Private Limited as the first-ever wholly owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then, he has held progressively responsible global positions across different functions. He brings a wealth of experience in global business operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

David Evans

VP Finance, Officer, Board Member

David L Evans has been with Spectrum Consulting Partners LLC at Albany in NY from 2008 onwards. As an attorney and licensed CPA in the state of New York, he has extensive experience in multistate and international tax policies and guidelines, federal taxation laws, mergers and acquisitions including valuation of closely held businesses. He is a contributing author to the New York State Tax Service, a six-volume publication of NYS tax laws and regulations. His prior experience includes being a Managing Director for UHY Advisors LLC, being a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants and is a past president of the Estate Planning Council of Eastern New York. He holds degrees from Hofstra University and State University of New York at Buffalo.

Ms. Tracy Metzger

Board of Directors

www.linkedin.com/in/tracy-metzger-3b0220/

Tracy Metzger started TL Metzger & Associates in 2000 as the Owner and President offering consulting and real estate brokerage services to companies looking to purchase, sell or lease real estate in the Albany New York Region, also known as Tech Valley. She has held this position for over 18 years.

Since starting TL Metzger, Tracy and her company have received a number of business and professional awards, including the Capital District Business Review’s Top 40 Under 40 Business Leaders in the Capital Region, the Albany-Colonie Regional Chamber of Commerce Award (Women of Excellence), and the Albany-Colonie Regional Chamber of Commerce Award (Small Business of the Year), among others.  The company is consistently recognized as a Top 15 Commercial Real Estate firm by the Albany Business Review. She has a B.A. in Political Science from University at Albany, SUNY.

Tracy serves on several economic development and business boards including Chair of the City of Albany IDA and CRC.  She has extensive experience as a negotiator, facilitator and general management.

Ian Moore

Board of Directors

https://www.linkedin.com/in/ian-r-moore/

Dr. Ian Moore is the Vice President, Silicones NCA for Wacker Chemical Corporation. He is the profit and loss (P&L) leader for the Silicones business in North and Central America (NCA). Previously, he was the Senior VP and GM for Momentive Performance Materials (ex-GE company) responsible for the P&L of Silicones and Silanes Additive. Ian brings a wealth of extensive cross-functional, global and multi-cultural management experience. During the period 2006 to 2010, Ian was the President & CEO EMEA of GE Bayer Silicones GmbH (later called Momentive Performance Materials). He is a recognized innovative leader, mentor and developer of people with demonstrated skills in General Management, Mergers and Acquisitions, Technology, Engineering, Operations and Marketing.

Ian completed his Ph.D. in Chemical Engineering specializing in the field of deactivation of fluid cracking catalysts from the University of Manchester. He also holds a bachelor’s and master's Degree in Chemical Engineering from the University of Manchester.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We were incorporated in New York on August 1, 2011. The following table sets forth certain information concerning the compensation for the fiscal years ended December 31, 2020 (i) all individuals who served as our principal executive officer (PEO), or acting in a similar capacity, during the fiscal year ended December 31, 2020, regardless of compensation level, (ii) the most highly compensated executive officers other than our CEO who were serving as executive officers at the end of the fiscal year ended December 31, 2020 and (ii) any additional individuals for whom disclosure would have been provided pursuant to paragraph (m)(2)(ii) of Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2020 (collectively, the “named executive officers”), (iii) Directors.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31,	Salary ($) (1)	Stock Bonus ($)	Total Compensation ($)
Anoop Bhatia	2021	$27,500	$105,000	$132,500
Chairman, President, and CEO
David Evans, VP Finance, Officer	2021	$0.00	$8,750	$8,750
Tracy Metzger, Director	2021	$0.00	$8,750	$8,750
Ian Moore, Director	2021	$0.00	$8,750	$8,750

Note - 1   During 2021, Anoop Bhatia took an additional pay cut of nearly 60% due to COVID. He was assigned shares of 600,000 Class A Common Shares for 2020 as agreed with the Board of Directors and reported in the previous 1K submission. The stock compensation is discounted in accordance with ASC 718 from the price at which they are selling in the private market.

Note - 2 In 2021, the company issued 50,000 Class A Common Stocks for each of the directors for 2020 as was agreed by the Board of Directors and reported in the previous 1K submission. Please see the comment in Note-1 regarding the valuation of the stock compensation.

Employment Agreements

The company has employment agreements in place.

Compensation of Directors

We do not compensate our directors in cash for attendance at meetings. In the future, we may compensation directors, particularly those who are not employees on either a per meeting or fixed compensation basis. In 2021, each member of the Board received Class A Common Stock of 50,000 prorated based on the months served during the year.

Executive Compensation Philosophy

We believe that Nowigence is at the beginning of its journey and that for us to be successful we must hire and retain people who can continue to develop our strategy, quickly innovate and develop new business opportunities by leveraging the unique technology we have in hand, and constantly enhancing our business model. To achieve these objectives, we need a highly talented team. We also expect our executive team to possess and demonstrate strong leadership and management capabilities.

Stock Option Plan

We do not have a stock option plan, but we reserve the right to implement one.

Employee Pension, Profit Sharing or other Retirement Plans

We do not have a defined benefit, pension plan, profit sharing or other retirement plans.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants, and directors with the financial interests of our shareholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants, and directors and encourages them to devote their best efforts to our business and financial success.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following tables set forth the ownership, as of the date of this Offering Circular, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group.  To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared.  There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership Pre-Offering

Directors and Officers: (As on 12/31/2021)
	Amount and	Percent of
	nature of	total	Percent
	beneficial	ownership	of class
Name and address of beneficial owner (1)	ownership (2)	(3)	(4)	Direct Voting Right (5)
Anoop Bhatia, CEO (Class B Common Stock)	37,927,270	56.06%	100%	92.73%
David Evans, VP Finance, Officer Class A	897,500	1.33%	3.01%	0.22%
Tracy Metzger, Class A	680,000	1.01%	2.28%	0.17%
Dr. Ian Moore, Class A	383,750	0.57%	1.29%	0.09%

Christine Goodson, Class A	60,000	0.01%	0.20%	0.01%

All officers and directors as a group:	39,948,520	59.05%	n/a	93.23%

Spire Capital, Class A	4,715,000	6.97%	15.81%	1.15%
Other shareholders aggregated Class A	22,987,482	33.98%	77.41%	5.52%
All shareholders aggregated Class A & B Shares	67,651,002	100%	n/a	100%

(1)	Beneficial ownership: Unless otherwise noted, the address of the beneficial owner is c/o Nowigence, Inc., 418 Broadway, 2nd Floor, Albany, NY -12207.
(2)	Total ownership, including Class A and B combined.
(3)	Percentage of total ownership
(4)	Percentage ownership in each class
(5)	Total voting rights for each shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Common Stock. All the shares sold under this offering will be freely tradeable without restrictions or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this Offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our Common Stock then outstanding; or

•	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Item 5. Interest of Management and Others in Certain Transactions

We have raised capital during the product development phase from friends and family to meet our needs. We preferred to operate “lean and mean” to ensure that we got the best value for every dollar that was invested. This ensured that we developed a product at one-tenth of the investment dollars than any of our competitors have invested. This gives us a competitive advantage. The CEO continued to work much below market rates.

In 2020, the company has amended its Certificate of Incorporation and re-designated the total number of shares that the company is authorized to issue capital stock consists of 1,100,000,000 shares of Class A, B, C and preferred Stock, $0.00001 par value per share. With the amendment, our Articles of Incorporation states that the Company shall have the authority to issue four classes of shares of stock, an increase from two classes previously authorized.

The total number of shares the Company is authorized to issue is

-Seven Hundred Million (700,000,000) shares of Common Stock Class A with a par value of ($0.00001), Class A common stock has one vote per share. As of December 31, 2020, provisional statements, the number of issued class A shares is 26,740,230 and not yet issued shares of 673,259,770

-Two Hundred Million (200,000,000) shares of Common Stock Class B, with a par value of ($0.00001). Class B common stock has 10 votes per share, par value. As of December 31, 2020, provisional statements, the number of issued class B shares is 37,927,270 and not yet issued shares of 162,072,730.

-One Hundred and Fifty Million (150,000,000) shares of Common Stock Class C with a par value of ($0.00001). Class C has no voting rights until they are fully vested after which they will be converted to Class A. This Class of Shares is for employees. No class C shares have been issued yet.; and

-Fifty Million (50,000,000) Preferred Stock with a par value of ($0.00001), Preferred Stock has no voting rights and no Preferred Stock shares have been issued.

We were qualified as on the 30th of September 2021 under SEC Regulation A+ to raise a maximum of $50 million within a price of between $3 and $5 per share over two years, extendable by one year (if approved by the Board of Directors), pursuant to Rule 251(d)(3) and 253(b) under Regulation A+. We were approved to list recently by the OTCQB exchange.

Other Information

Our commercial scale product was launched in late 2021. We are working with multiple customer accounts across various sectors to provide solutions to different issues that they face. The proof-of-concepts have delivered value. We believe that our differentiation with other vendors using NLP and Machine Learning Techniques is discernible to many customers. We offer a product that is delivers a perceivable value even during short trial period. Customers then ask us to configure the product to meet their more specific requirements.

COVID-19 delayed our commercial execution transitioning from pilot runs and trials. This affected our growth plans. The appetite of the customer to look into novel technology solutions during the pandemic was low as they were battling with their own issues. Instead, we reinvested the capital that we raised through issue of stock into improving our product.

However, we had worked with marquee customers as early adopters who had been testing our product all through the product development phase and providing us with valuable feedback all through our product development phase. This allowed to test the acceptability of Pluaris in our key target markets at different price levels.

In the opinion of the management team, the opportunity is huge and given the fact that the company knows its target audience and has tested the waters on price and positioning, we believe that the year 2022 and onwards should deliver promising returns.

Item 7. Financial Statements

The audited financial statements are below.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of
  Nowigence Inc.

Charlotte, North Carolina

Opinion

We have audited the consolidated financial statements of Nowigence Inc. (“the Company”) (a New York corporation), which comprise the consolidated balance sheet as of December 31, 2021 and the related consolidated statements of income, shareholders’ equity/(deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Members of:

WSCPA

AICPA

PCPS

802 North Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

TF 1-877-264-0485

mail@fruci.com

www.fruci.com

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Nowigence Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Nowigence Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered losses since inception and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The consolidated financial statements of Nowigence Inc. for the year ended December 31, 2020 were audited by other auditors who expressed an unmodified opinion on those statements on August 24, 2021. This opinion also included an emphasis of a matter paragraph regarding Nowigence Inc’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Nowigence Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Nowigence Inc.’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Nowigence Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

May 3, 2022

NOWIGENCE INC.

and subsidiary

(a New York corporation)

Consolidated Financial Statements and Audit Report

For the calendar years ended December 31, 2021 and 2020

Nowigence Inc.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$ 5,726	$ 7,401
Accounts and other short-term receivable	6,641	11,185
Total current assets	12,367	18,586

Software development, net of amortization (see Note 3)	800,811	693,119

Total assets	$ 813,178	$ 711,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable	$ 293,287	$ 109,837
Interest payable	7,655	$7,655
Long term debt current	83,700
Total current liabilities	384,642	117,492

Long-term debt (see Note 4)	215,368	247,342

Total liabilities	600,010	364,833

Shareholders’ equity:
Common Stock, Class A (700,000,000 shares authorized, $0.00001 par, 26,740,230 and 23,399,500 issued as of December 31, 2020 and 2019, respectively)	297	267
Common stock, Class B (200,000,000 shares authorized, $0.00001 par, 37,927,270 and 37,827,270 shares issued and outstanding as of December 31, 2020 and 2019 respectively)	379	379
Additional paid-in capital	3,758,147	3,011,518
Accumulated Other Comprehensive Income	38,865
Retained deficit	(3,584,520)	(2,665,291)
Total shareholders’ equity	213,168	346,873

Total liabilities and shareholders’ equity	813,178	711,706

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the calendar years ended December 31, 2021 and 2020
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Revenues	$ 44,137	$ 51,244
Cost of revenues	16,923	27,759
Gross profit (loss)	27,214	23,486

Operating expenses:
Selling, general and administrative	792,380	636,677
Amortization	261,368	255,750
Total operating expenses	1,053,748	892,427

Operating loss	(1,026,534)	(868,941)

Interest income/(expense)	(19,795)	(14,123)
Government grant income	127,100	10,020

Pretax loss	(919,226)	(873,044)

(Provision)/benefit for income taxes	(0)	($0)

Net loss	(919,229)	(873,044)

Foreign currency translation adjustment	38,865	-

Comprehensive Net Loss	$ (880,364)	$ (873,044)

Basic and Diluted Net Loss Per Share	(0.0140)	(0.0137)

Weighted Average Shares Outstanding – Basic and Diluted	65,637,621	63,612,739

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the calendar years ended December 31, 2021 and 2020
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Deficit
	# Shares	$ at par	# Shares	$ at par			Accumulated Other Comprehensive Income	Total Shareholders’ Equity/(Deficit)
Balance as of January 1, 2020	23,240,730	$ 234	37,827,270	$ 378	$ 2,283,078	$ (1,792,247)		$ 491,443
Adjustment in reporting shares during initial setup with VStock Transfer	680,000	7						7
2020 Issuance of shares	2,719,500	27	100,000	1	728,439			728,467
2020 Net loss						(873,044)		(873,044)
Balance as of December 31, 2020	26,740,230	$ 267	37,927,270	$ 379	$ 3,3011,518	$ (2,665,291)		$ 346,873
2021 Issuance of shares	523,218	5			344,600			344,605
2021 Shares Issued as Compensation	2,460,284	25			402,025			402,050
2021 Net loss						(919,229)	38,865	(880,360)
Balance as of December 31, 2021	29,723,732	$ 297	37,927,270	$ 379	$ 3,758,147	$ (3,584,520)	$ 38,865	$ 213,168

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the calendar years ended December 31, 2021 and 2020
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Cash flows from operating activities
Net Comprehensive Loss	$ (919,229)	$ (873,044)
Add back: Amortization	261,368	255,750
Share based compensation	295,880
Forgiveness PPP	(127,100)
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:
Net increase/(decrease) in asset redaction (2020)		34,630
Net increase/(decrease) in accounts payable	289,700	28,908
Net increase/(decrease) in interest payable	(0)	(24)
Net (increase)/decrease in accounts receivables	4,544	(17,312)
Net cash used in operating activities	(194,917)	(571,093)

Cash flows from investing activities
Software development costs	(378,998)	(314,090)
Net cash used in investing activities	(378,998)	(314,090)

Cash flows from financing activities
Proceeds from the issuance of stock	344,600	728,467
Net additional long-term debt	188,773	150,938
Net cash provided by financing activities	533,373	879,405

Net change in cash and cash equivalents	(40,542)	(5,778)
Effect of foreign exchange on cash	38,865

Cash and cash equivalents at beginning of period	7,401	13,179
Cash and cash equivalents at end of period	$5,726	$ 7,401

Supplemental disclosure of cash flow information
Cash paid for interest	19,795	14,123
Cash paid for taxes in India	0	0

NOWIGENCE INC.
Notes to the Financial Statements
As of and for the calendar years ended December 31, 2021 and 2020

NOTE 1 - NATURE OF OPERATIONS

Nowigence Inc. and subsidiaries (the “Company”) is an innovative software-as-a-service (SaaS) company focused on developing and bringing to market Pluaris™ — a comprehensive, ready-to-use artificial intelligence (AI) platform. Pluaris delivers the combined power of an intelligent reader along with a smart semantic search engine. Pluaris is created to replace contemporary search boxes found in apps, cloud data storage tools, intranets, or company websites. They do not open and read the content of the files to deliver answers or analyze content but only find those that contain the keyword in the title line of the files.

Pluaris is able to read the contents of many files from public and private data sources while searching for any topics. It uses advanced Machine Learning (ML) and natural language processing (NLP) techniques to analyze the content it reads. Data is transformed, linked, taxonomized, and optimized for storage, analysis, and synthesis.

The Company was formed in August 2011 but had very limited activity until 2017. Since then, it has been developing Pluaris which was launched at commercial scale in late 2020.

Since Inception, the Company has relied on raising capital from the founder’s private network of friends and family and loans from its founder to fund its operations.  As of December 2021, the Company had negative retained earnings and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.  During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign, loans, capital contributions from the founder and funds from revenue producing activities, if and when such can be realized.  If the Company cannot secure additional short-term capital, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Subsidiary

Since January 18, 2019, the Company owns and operates Nowigence India Private Limited, its wholly owned entity.  The Company has presented consolidated financial results with Subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly-owned subsidiary and eliminating intercompany transactions.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of December 31, 2021, the Company is operating as a going concern.  See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of December 31, 2021 and 2020, the Company had $5,726 and $7,402 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As of December 31, 2021 and 2020, the Company had $6,641 and $11,185 of outstanding accounts receivable.

Property and Equipment and Depreciation

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2021, the Company had an immaterial amount of fixed assets.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earning per share accounting policy

The Company accounts for its loss per common share utilizing  primary and fully diluted earnings per share. Basic loss per share is computed by dividing loss available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as an C corporation.  Because the Company has suffered losses during its start-up phase, the only provision for income taxes is the based on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method for its Subsidiary as part of its consolidation. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

There is a concentration of existing sales.  Nearly 90% of the revenue recognized is through Company operations in India from a single customer.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i) identify the contract(s) with a customer,

(ii) identify the performance obligations in the contract,

(iii) determine the transaction price,

(iv) allocate the transaction price to the performance obligations in the contract and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform is recognized as the services are performed. There is a concentration of existing sales. Nearly 90% of the revenue recognized is through Company operations in India from a single customer for both the financials years 2020 and 2021.

Cost of Sales

The Company expenses its sales and marketing team’s total employee expenses (it expenses the cost of its employees in the Subsidiary and then the team in the U.S. who work in the commercial operations of the business.  The CEO is leading sales for the time being) and other server-related costs in conjunction with the provision of services to its customers. However, most of its employees are in technology and linguistic research.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Legal and Professional Fees

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”).  ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established.  With the Company’s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In 2021, the Company capitalized 100% percent of the salaries of the associated with technology costs with the software development program of the Company. Previously, in 2020, it capitalized 100% of the expenses incurred on technology. The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation. In 2021, due to the pandemic, it was very difficult to commercialize a novel technology in the marketplace. Hence, the company decided to deploy all the technology resources in product development.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.  Upon reaching technological feasibility, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.  The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

The company, based on ASC718, used their recommended basis to evaluate the shares that it issued to its advisors, employees, and Board members for the services they provided. A discount of 75% from the price at which the shares were selling in the private market was assessed. This resulted in an additional paid-in-capital of $402,050.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company has capitalized its software development costs (“SDCs”) during this start-up period.  The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally-developed software over a 5 year period.  The Company has recorded amortization expense in the calendar year ending as on December 31, 2021 as $261,368. Amortization is recorded annually.

The Company monitors the carrying value of the SDCs for impairment.  As of December 31, 2021 the Company has not yet recorded any impairment of the SDCs.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founders/management team as well as from commercial sources.

As of December 31, 2021, and 2020, the Company had an ending balance of $299,068 and $246,571. In 2020 and 2021, the company received a government funded Paycheck Protection Plan (PPP) of $127,100 for each of the two years. This PPP loan is with a nominal interest rate. The Company received forgiveness for the PPP Loan of 2020. On receiving the forgiveness from the Government, the company recognized the amount as Other Income (Forgiven PPP). The PPP Loan received in 2021 is still considered a long-term liability, though, it is expected that the Government will grant forgiveness in 2022. In management’s opinion, this PPP Loan will not be resolved until late 2022. Therefore, we have determined to leave it as a long-term liability.

Additionally, in 2021 and 2020, the Company has borrowed or paid its Commercial Line of Credit or Cash Reserve Loan depending on its working capital reserves. As of December 31, 2021, the total borrowing from commercial sources including a line of credit was $83,700.  The interest rates on these loans are 8.5 percent. These credit facilities mature in 5 years.

The company also owes $70,281 to its founder as on December 31, 2021. The loan accrues interest expense at the rate of 18 percent per annum, but the interest has not yet been paid. Repayment terms have not been definitively provided for.

Future minimum principal payments under the loans are as follows as of December 31:

2022	$83,700
2023	0
2024	0
2025	0
2026	0
Thereafter	88,268
Total	$171,968

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India.  The Company believes that this reflects the actual tax provision of the Company in all material respects. The Company does not expense software development.  To the extent possible, the book/tax treatments are identical.

The Company has a deferred tax asset related to historical accumulated income tax losses.  Management has determined and assessed a full valuation allowance against its deferred tax assets as of both December 31, 2021 and 2020.  The Company has no recognized and recorded deferred tax asset or liability.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is involved with two litigations as follows:

American Express filed a complaint stating that it loaned an amount of $25,060 to the company which is unpaid. The Company in its response on January 20th, 2022, has denied the allegation and requested for proof.

In a complaint filed by Gravity Technologies Inc, the allegation is that an amount of $89,040 with interest is due from the Company against services provided. The Company in its response dated February 10th, 2020 denies the allegation.

However, the Company has, for the time being, recorded the liability under Accounts Payable as $23,674 for American Express and $88,760 for Gravity Technologies Inc, amounting to $112,434

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock.  Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share. Class A shares are tradeable whereas Class B cannot be traded unless converted to Class A. Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 700,000,000 shares of Class A stock.  Of the Class A shares, the Company has issued 29,723,732 and 26,740,230 shares as of December 31, 2021 and 2020, respectively.  Additionally, the Company has authorized 200,000,000 shares of Class B stock and has issued 37,927,270 and 37,927,270 shares as of December 31, 2021 and 2020, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder/management team. The loan outstanding from it’s founder as of December 31, 2021 is $70,152 and from shareholders is $18,115. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length. In addition, the company issued shares as compensation to its employees and advisory service providers. As of December 31, 2021 these were valued at a discounted price from the prevailing market price to the amount of $402,025.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operations but has incurred a loss for all periods from Inception through December 31, 2021.  The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising and the ability to achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Securities Offering

During 2022, the Company is planning to raise capital through the issuance of securities exempt from registration under Regulation A and under Regulation D 506B.  The Company is qualified to raise a total of $50,000,000 by issuing up to 16,666,666 shares of Class A common stock under Regulation A, but this cannot be assured. The offering being planned is a continuous offering for a period of 730 days from the qualified date (which is 2021-09-30) under SEC Regulation A+ 251(d)(3) for a maximum raise of $50,000,000 at a price range of $3 to $5 per share.

Management’s Evaluation

Management has evaluated subsequent events through May 3, 2022, the date the financial statements were available to be issued. The Founder, Anoop Bhatia, has loaned the business an additional $103,200 to sustain its operations from January 1st to the 30th of April of 2022. During this phase the company was going through its approval with the OTCQB and for transferability of shares with the DTCC office. During the same period of time, it issued Class A Common Stock of 145,000, of which 18% were sold while the remaining were offered as services to advisors and employees. However, the last changes in the capital stock equity register was on 1/13/2022. After which the company decided to freeze the capital stock issue till the approval from the OTCQB and the DTC office were received. We are now at the final stage of completing the regulatory requirements to raise public financing.